Filed Pursuant To Rule 433

Dated October 1, 2008

Registration Statement No. 333-151911

WISCONSIN POWER AND LIGHT COMPANY

Final Term Sheet

Dated October 1, 2008

Issuer:	Wisconsin Power and Light Company

Size:	$250,000,000

Security Type:	Debentures

Maturity Date:	October 1, 2038

Interest Payment Dates:	April 1 and October 1, commencing April 1, 2009

Coupon:	7.60%

Price to Public	98.264%

Yield to Maturity:	7.75%

Benchmark Treasury:	4.375% due February 15, 2038

Benchmark Treasury Yield:	4.251%

Spread to Benchmark Treasury:	349.9 bps

Optional Redemption:	Make-whole call at T + 50 bps

Trade Date:	October 1, 2008

Settlement Date:	October 6, 2008 (T+3)

CUSIP:	976826 BF3

Underwriters:

Joint Book-Running Managers

Barclays Capital Inc.

Citigroup Global Markets Inc.

J.P. Morgan Securities Inc.

Co-Managers

BNY Mellon Capital Markets, LLC

Greenwich Capital Markets, Inc.

Lazard Capital Markets LLC

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents that the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, you may request a copy of these documents from Barclays Capital Inc. by calling (888) 227-2275, Ext. 2663, from Citigroup Global Markets Inc. by calling (877) 858-5407 or from J.P. Morgan Securities Inc. by calling (212) 834-4533.